HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                 August 23, 2007

Tara Harkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Security Devices International Inc.
            Registration Statement on Form SB-2, Amendment #2
            File No. 333-143301

      This office represents Security Devices International Inc. (the "Company"). Amendment #2 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated July 26, 2007. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The letters "FS" under the page number column are references to pages in the Company's November 30, 2006 financial statements. The letters "FSQ" under the page number column are references to pages in the Company's May 31, 2007 financial statements.

                                                                  Page Number
                                                                  -----------

C-1     Comment complied with.                                         27

C-2     Comment complied with.                                     FS-3, FSQ-2

C-3     Comment complied with.                                       FS-8, 9

C-4     Comment complied with.                                        FS-18,

C-5     Comment complied with.                                  FS-2, FSQ-10, 11

C-6     The note has been revised to disclose the nature
        and timing of the consultant's services.  The
        difference between the fair value and the cash
        received was  recognized  as an expense  during the
        quarter ended May 31, 2007 since the services were
        rendered during that period.                                   FSQ-8

C-7     Comment complied with.                                     FS-22, FSQ-8

C-8     When the 1,560,000 shares were originally issued
        in March 2005 there were no contingencies associated
        with their issuance since the Company expected that
        the electrical shocker prototype would be completed on
        schedule.  The agreement relating to the potential
        cancellation of these shares was signed in 2006.                N/A

                                                                  Page Number
                                                                  -----------

        Although the Company disclosed the amended agreement in the notes to its financial statements, no accounting entry was made, and in the Company's opinion none was required, as a result of the amended agreement.

        In accordance with the amended agreement, on March 12, 2007 the Company cancelled the 1,560,000 shares and the director was paid $50,000. When these shares were originally issued, the Company credited capital stock and additional paid in capital by $15,600. The constructive retirement method is a method of accounting for shares repurchased and returned to treasury whereby the share capital account is charged for the par value of the shares, any excess is charged to additional paid in capital (to the extent of the amount credited at issuance, which was $14,040 for this particular transaction) and the balance was charged to accumulated deficit. Please refer to FASB Technical bulletin 85-6 and ARB 43, Chapter 1B.

        Accordingly, on the retirement of these shares, the
        Company debited capital stock and additional paid in
        capital by $15,600 and recognized a loss of $ 34,400
        which was the excess of the purchase cost over the
        original issuance. In accounting for the repurchase,
        the Company relied upon FASB Technical bulletin 85-6
        and ARB 43, Chapter 1B.                                           N/A

C-9     Comment complied with.                                     Exhibit 23.2

C-10    Comment noted.                                                    N/A

C-11    The  certification  will be corrected  when the amended
        10-Q is filed with the Commission.                                N/A


                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.



                                           William T. Hart


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